Exhibit 3.3

CERTIFICATE OF AMENDMENT

TO THE

CERTIFICATE OF INCORPORATION

OF

HOUSTON AMERICAN ENERGY CORP.

Houston American Energy Corp., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Company”), does hereby certify that:

FIRST: The name of the Company is Houston American Energy Corp.

SECOND: The Board of Directors of the Company, acting pursuant to Section 141(f) of the Delaware General Corporation Law (“DGCL”), duly adopted a resolution proposing the amendment to the Certificate of Incorporation of the Company described below, declaring said amendment to be advisable and recommending its approval to the stockholders of the Company for consideration thereof, and the Company’s stockholders have duly adopted such amendment in accordance with Section 228 of the DGCL.

THIRD: The Certificate of Incorporation of the Company is hereby amended to effect an 11.403431 for one stock split of the Company’s outstanding shares of common stock, par value $.001 per share, on the date hereof and immediately before the filing of this Certificate of Amendment, by adding the following language after the first paragraph of Article IV, Section 1:

“Simultaneously with the filing of this amendment (the “Effective Time”), each share of Common Stock issued and outstanding immediately before the Effective Time (such shares, the “Old Common Stock”) shall automatically and without any action on the part of the holder thereof, be split, subdivided and changed into 11.403431 shares of Common Stock (such shares, the “Common Stock”). The number of shares of the Common Stock to be issued to each holder of Old Common Stock shall be rounded to the nearest whole share. In lieu of any fractional share to which any such holder would be entitled, the Company shall pay such holder an amount of cash equal to the fair value of such fractional share as of the Effective Time. Each holder of a certificate or certificates that immediately before the Effective Time represented outstanding shares of the Old Common Stock (the “Old Common Certificates”) shall be entitled to receive, on surrender of the Old Common Certificates to the Company’s secretary for cancellation, a certificate or certificates representing the number of shares of Common Stock (the “Common Certificates”) into which and for which the shares of the Old Common Stock, formerly represented by the Old Common Certificates so surrendered, are being split and subdivided under the terms hereof. From and after the Effective Time, the Old Common Certificates shall represent only the right to receive the Common Certificates pursuant to the provisions hereof. If more than one Old Common Certificate shall be surrendered at one time for the account of the same stockholder, the number of full shares of Common Stock for which Common Certificates shall be issued shall be computed on the basis of the aggregate number of shares represented by the Old Common Certificates so surrendered.”

FOURTH: The aforesaid amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of

Delaware.

IN WITNESS WHEREOF, the Company has caused this Certificate to be signed by John F. Terwilliger, its President, this 24/th/ day of September, 2001.

HOUSTON AMERICAN ENERGY CORP.

By	/s/ John F. Terwilliger
John F. Terwilliger, President

THE STATE OF TEXAS

COUNTY OF HARRIS

On this 24/th/ day of September, 2001, before me, the undersigned officer, personally appeared John F. Terwilliger, known personally to me to be the President of Houston American Energy Corp., and acknowledged that he, as an officer being authorized so to do, executed the foregoing instrument for the purposes therein contained, by signing the name of the corporation by himself as an officer.

IN WITNESS WHEREOF I have hereunto set my hand and official seal.

/s/ Gina DeHoyos
Notary Public/Commissioner of Oaths
(SEAL)My Commission Expires: 09/28/2002

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